Exhibit 99.54

NEWS RELEASE

CARBON STREAMING PROVIDES

CORPORATE UPDATE & WEBCAST DETAILS

TORONTO, ONTARIO, July 27, 2021 – Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) (NEO: NETZ) is pleased to provide a corporate update in advance of today’s public listing at 9:30am ET on the Neo Exchange Inc. (“NEO Exchange”). The Company is hosting a live webcast at 10:30am ET today, July 27, 2021, and would welcome participation from current and prospective shareholders, alike. Further details on how to register and participate in the webcast are provided below.

Company Highlights:

●	Carbon Streaming’s ticker symbol on the NEO Exchange is NETZ, in reference to the Company’s mission of financing a net-zero carbon future.
●	The Company’s current cash position is US$141 million (C$176 million) and no corporate debt.
●	Carbon Streaming is in a strong financial position to execute its investment strategy of executing carbon credit streaming agreements for high-quality carbon dioxide equivalent (“CO2e”) carbon credits. The Company is targeting to have completed investments that have the potential to deliver:
○ 20 million carbon credits per year for 30 years by year-end 2021;
○ 50 million carbon credits per year for 30 years by 2023; and,
○ 100 million carbon credits per year for 30 years by 2025.
●	The Company has announced a carbon credit stream agreement to purchase the greater of 200,000 carbon credits annually or 20% of the annual carbon credits created from the MarVivo blue carbon project, over the 30-year project life.
●	The Company has also announced an exclusive term sheet with the Bonobo Conservation Initiative to develop carbon projects on the Sankuru Nature Reserve and the Kokolopori Bonobo Reserve, which have the potential to remove hundreds of millions of tonnes of CO2e over their 30-year project lives.
●	The Company is actively pursuing investment opportunities with multiple First Nations groups throughout Canada to develop carbon credit projects on their traditional territories. The Company expects news on this initiative before the end of 2021.
●	In addition, the Company is actively pursuing an extensive pipeline of carbon credit streaming and investment opportunities on projects in North and South America, Europe, Africa, and Southeast Asia that would achieve the corporate goals listed above.
●	The Company is also exploring stock exchange listing opportunities in the United States (“U.S.”) and is targeting to be listed on a U.S. stock exchange such as the NASDAQ or NYSE by year-end 2021.

Justin Cochrane, President and CEO of Carbon Streaming, noted “after 20 months of developing a pipeline of high quality CO2e carbon credit investment opportunities, the Company is fully funded to purchase and register the highest quality carbon credits on the planet as we deliver on our mission of financing a net-zero carbon future.”

Webcast

The general public is invited to join a live webcast on Tuesday July 27, 2021 at 10:30am ET where Mr. Cochrane will provide a brief company update and answer questions from participants. Registration details are available on the Company’s website at Carbon Streaming Corporation - Events and at https://zoom.us/webinar/register/WN_OvF8RntbSSmwYcTQxJJSzw

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

If you would like to receive corporate updates via e-mail as soon as they are published, please subscribe here: https://www.carbonstreaming.com/contact/request-information/.

ON BEHALF OF THE COMPANY:

Justin Cochrane, Director, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, the potential associated with any announced transactions, the ability for term sheets to reach definitive agreements, the expected timing and amount of carbon credit streams acquired; the nature and size of the company’s pipeline, the ability of the Company to obtain a U.S. stock exchange listing) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s AIF dated as of June 30, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.